Exhibit 99.1

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (this “Agreement”)is made and entered into as of September 21, 2018, by and among:

(1)	Origin Agritech Limited, a company incorporated under the Laws of the British Virgin Islands (“Origin Agritech”);

(2)	Beijing Origin Seed Limited, a company incorporated under the Laws of the PRC (“Beijing Origin”);

(3)	Beijing Shihui Agricultural Development Co., Limited, a company incorporated under the Laws of the PRC (“Buyer”);

(4)	Denong Zhengcheng Seed Limited, a company incorporated under the Laws of the PRC (“Denong”);

(5)	Changchun Origin Seed Technology Development Limited, a company incorporated under the Laws of the PRC (“Changchun Origin”); and

(6)	Linze Origin Seed Limited, a company incorporated under the Laws of the PRC (“Linze Origin”).

Each party to this Agreement is herein referred to as a “Party” and collectively as the “Parties”.

WHEREAS:

(a)	The Parties entered into the Master Transaction Agreement dated as of September 26, 2016(as amended and supplemented by the Supplemental Agreement to Master Transaction Agreement dated as of August 16, 2017, the “Master Agreement”) in connection with the sale and purchase of certain equity interests in Denong, Changchun Origin and Linze Origin and certain other assets of Beijing Origin;

(b)	The First Closing under the Master Agreement has been consummated and each of the Parties has fully performed its obligations in connection with the First Closing;

(c)	The Second Closing under the Master Agreement has not been consummated and the Parties do not wish to complete the Second Closing; and

(d)	The Parties intend to terminate the Master Agreement on the terms set out in this Agreement.

NOW, THEREFORE, for good and valuable consideration, including the mutual covenants herein set forth, the sufficiency and receipt of which are hereby acknowledged, the Parties hereto acknowledge and agree as follows:

Section 1.	Interpretation. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Master Agreement.

Section 2.	Termination of the Master Agreement. Each of the Parties hereto agrees that effective immediately upon the execution of this Agreement, except for the provisions of Section 6.03 (Confidentiality), Section 11.05 (Governing Law), Section 11.06 (Dispute Resolution) and Section 11.03 (Expenses) (which section shall apply hereto) of the Master Agreement, which shall survive and remain in full force and effect, (i) pursuant to Section 10.01(a), the Master Agreement shall be terminated upon the mutual agreement of Beijing Origin and Buyer and shall be of no further force or effect, (ii) the Parties hereto will have no further rights, obligations or liabilities, whether presently known or unknown, under the Master Agreement or any other agreements entered into between the Parties in connection with the Master Agreement,and (iii) each of the Parties hereby fully releases, waives, remises, acquits and discharges forever, irrevocably and unconditionally, each other Party, its affiliates, associates and subsidiaries from all claims or liabilities whatsoever arising out of or in connection with the Master Agreement and the transactions contemplated thereby.

Section 3.	Governing Law. This Agreement shall be governed by and construed in accordance with the Law of the State of New York, without regard to any conflicts of law rules.

Section 4.	Dispute Resolution. Subject to the last sentence of this Section 4, any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 4. The seat and place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any Party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 5.	Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same Agreement. Facsimile and other forms of electronic signature, including docusign, pdf. and similar data based signatures, shall be acceptable for the validity and binding effect of this Agreement.

Section 6.	Entire Agreement. This Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

Section 7.	Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or any other governmental authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[Signature page follows]

IN WITNESS WHERE OF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Origin Agritech Limited

By:
	Name:	James Chen
	Title:	Chief Executive Officer

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Beijing Origin Seed Limited

By:
	Name:	Gengchen Han
	Title:	Legal Representative

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Beijing Shihui Agricultural Development Co., Limited

By:
	Name:	Gengrui Han
	Title:	Legal Representative

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Denong Zhengcheng Seed Limited

By:
	Name:	Shulin Sun
	Title:	Legal Representative

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Changchun Origin Seed Technology Development Limited

By:
	Name:	[●]
	Title:	[●]

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Linze Origin Seed Limited

By:
	Name:	Gengrui Han
	Title:	Legal Representative

[Signature Page to Termination Agreement]